ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 202.857.6000 main 202.857.6395 fax afslaw.com

April 7, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	CNS Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted on April 7, 2025

CIK No. 0001729427

Ladies and Gentlemen:

On behalf of our client, CNS Pharmaceuticals, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review.

The Company undertakes to publicly file the Registration Statement and non-public draft submission at least two business days prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

Please do not hesitate to contact me by telephone at (202) 724-6847 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Cavas Pavri

Cavas Pavri

Arent Fox LLP

cc: Christopher Downs, Chief Financial Officer, CNS Pharmaceuticals, Inc.